Current Technology Corporation/
Corporation Technologie Au Courant

Request for Interim / Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer’s securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a copy of the issuer’s annual financial statements and the corresponding Management Discussion and Analysis of those statements (“MD&A”), the interim financial statements and MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com

If you wish to receive printed copies of these materials, please complete this form and either fax it to the Company at (604) 684-0526 or mail it to:

Current Technology Corporation/
Corporation Technologie Au Courant

Suite 1430 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

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I want to receive ONLY the audited financial statements and the annual Management Discussion and Analysis

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I want to receive ONLY the interim financial statements and the interim Management Discussion and Analysis

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I want to receive BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am a shareholder of the Company.

SIGNATURE OF
SHAREHOLDER:

    DATE:

-2007